Filed by KapStone Paper and Packaging Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: KapStone Paper and Packaging Corporation

Commission File No. 001-33494

Commission File No. for Registration Statement
on Form S-4: 333-223964

Date: September 6, 2018

ATLANTA, Ga., and NORTHBROOK, Ill. — September 6, 2018 — WestRock Company (“WestRock”) (NYSE: WRK) and KapStone Paper and Packaging Corporation (“KapStone”) (NYSE: KS) today announced the preliminary results of the elections as of 5:00 p.m. (Eastern Time) on September 5, 2018 (the “Election Deadline”) made by KapStone stockholders to receive shares of common stock, par value $0.01 per share, of Whiskey Holdco, Inc. (“Holdco”) as consideration in the acquisition of KapStone by WestRock through Holdco. If the KapStone special meeting of stockholders, currently scheduled for 10:00 a.m. (Central Time) today, September 6, 2018, is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and WestRock and KapStone will announce any such delay and, when determined, the new election deadline.

As previously announced, KapStone stockholders have the option, with respect to each share of KapStone common stock they hold, to receive $35.00 per share in cash (the “Cash Consideration”), or to elect to receive 0.4981 shares of Holdco common stock (the “Stock Consideration”) and cash in lieu of fractional shares by the Election Deadline, provided that Stock Consideration may be received with respect to a maximum of 25% of the issued and outstanding shares of KapStone common stock immediately prior to the effective time of the acquisition. There is no limit on the number of shares of KapStone common stock with respect to which Cash Consideration may be received. The documents related to the election of Stock Consideration were mailed to KapStone stockholders beginning on August 2, 2018.

Based on information as of the Election Deadline, holders of 3,135,062 shares of KapStone common stock, or approximately 3.2% of the shares of KapStone common stock currently issued and outstanding, elected to receive Stock Consideration in respect of such shares. These are preliminary results. Because, based on such preliminary results, Stock Consideration is expected to be elected in respect of fewer than 25% of the shares of KapStone common stock outstanding as of immediately prior to the effective time of the acquisition, the election of Stock Consideration is not expected to be prorated.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements in this communication about WestRock’s and KapStone’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction among Holdco, WestRock and KapStone, the Election Deadline, the date of the KapStone special meeting of stockholders and the preliminary election results for Stock Consideration, that are not historical facts are forward-looking statements. These statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. WestRock and KapStone caution readers that a forward-looking statement is not a guarantee of future performance, and actual results could differ materially from those contained in forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of KapStone stockholder approval; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction. Additional information and other factors are contained in WestRock’s and KapStone’s filings with the Securities and Exchange Commission (“SEC”). Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements made by WestRock or KapStone, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication, and WestRock and KapStone undertake no obligation to update any forward-looking statement to reflect events or circumstances after such date, except as required by applicable law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction among Holdco, WestRock and KapStone. In connection with the proposed transaction, Holdco has filed with the SEC a registration statement on Form S-4 that includes a prospectus of Holdco and a proxy statement of KapStone (which registration statement was declared effective on August 1, 2018). The definitive proxy statement was mailed to KapStone stockholders on or about August 2, 2018. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC by Holdco, WestRock or KapStone, including the definitive proxy statement/prospectus, because they contain or will contain important information about the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at http://www.sec.gov.

Participants in Solicitation

WestRock, Holdco and KapStone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of KapStone common stock in respect of the proposed transaction. Information about the directors and executive officers of WestRock is set forth in the proxy statement for WestRock’s 2018 annual meeting of stockholders, which was filed with the SEC on December 19, 2017, and WestRock’s current report on Form 8-K filed with the SEC on July 27, 2018. Information about the directors and executive officers of KapStone is set forth in the definitive proxy statement/prospectus, which was filed with the SEC on August 1, 2018, KapStone’s current report on Form 8-K filed with the SEC on July 5, 2018 and the proxy statement for KapStone’s 2018 annual meeting of stockholders, which was filed with the SEC on April 27, 2018. Investors may obtain additional information regarding the interest of such participants by reading the registration statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

About WestRock

WestRock (NYSE:WRK) partners with our customers to provide differentiated paper and packaging solutions that help them win in the marketplace. WestRock’s 45,000 team members support customers around the world from more than 300 operating and business locations spanning North America, South America, Europe, Asia and Australia. Learn more at www.westrock.com.

About KapStone

Headquartered in Northbrook, Illinois, KapStone is a leading North American producer of containerboard, unbleached kraft paper and corrugated products, and a provider of packaging and logistics solutions.  KapStone operates four paper mills, 22 converting facilities, and more than 60 distribution centers located in North America. The business employs approximately 6,400 people.

WestRock

Investors:

James Armstrong, 470-328-6327

Vice President - Investor Relations

james.armstrong@westrock.com

John Stakel, 678-291-7901

Senior Vice President - Treasurer

john.stakel@westrock.com

Media:

John Pensec, 470-328-6397

Director, Corporate Communications

mediainquiries@westrock.com

KapStone

Kathryn D. Ingraham, 847-239-8800

Vice President, Secretary and General Counsel